UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14787
DPH Holdings Corp.
(Exact name of registrant as specified in its charter)
5725 Delphi Drive
Troy, Michigan 48098
(248) 813-2143
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.01 per share
Deferred Compensation Obligations
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
  Common stock, par value $0.01 per share – one
  Deferred Compensation Obligations – none
     Pursuant to the requirements of the Securities Exchange Act of 1934, DPH Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2009	By:	/s/ John C. Brooks
John C. Brooks
President, Secretary and Treasurer